CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	April 30	October 31
(thousands of U.S. dollars, except share amounts)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$63,892	$122,802
Accounts receivable	31,285	40,471
Notes receivable (Notes 7(b) and 7(c))	18,300	16,976
Inventories (Note 4)	41,626	26,583
Income taxes recoverable (Note 15)	10,734	10,883
Current portion of deferred tax assets (Note 15)	6,107	6,105
Other current assets (Note 5)	31,902	12,336
Assets of discontinued operations (Note 3)	835	11,721
Total current assets	204,681	247,877

Property, plant and equipment, net	108,458	110,274
Deferred tax assets (Note 15)	80,381	80,725
Long-term investments (Note 6)	1,473	4,051
Other long-term assets (Note 7)	119,224	111,029
Total assets	$514,217	$553,956
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$19,041	$13,969
Accrued liabilities (Note 8)	52,127	78,057
Current portion of long-term debt (Note 9)	4,318	4,050
Current portion of deferred revenue	3,900	7,542
Liabilities of discontinued operations (Note 3)	6,711	24,052
Total current liabilities	86,097	127,670

Long-term debt (Note 9)	42,712	40,100
Deferred revenue	8,110	9,431
Other long-term liabilities	42,691	39,166
Total liabilities	179,610	216,367

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: April 30, 2011 – 64,399,699; October 31, 2010 – 67,238,253 (Note 11)	262,309	273,859
Additional paid-in capital	82,437	81,909
Accumulated deficit	(199,781)	(192,539)
Accumulated other comprehensive income	189,642	174,360
Total shareholders’ equity	334,607	337,589
Total liabilities and shareholders’ equity	$514,217	$553,956

Commitments and contingencies (Note 21)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2011	2010	2011	2010
Revenues	$68,258	$51,764	$133,220	$92,457
Costs and expenses
Direct cost of revenues	32,961	25,485	62,405	45,741
Selling, general and administration	17,230	27,661	32,192	48,712
Depreciation and amortization	5,346	8,231	10,579	14,646
Restructuring charges (Note 13)	843	17,766	535	51,443
Change in fair value of embedded derivatives (Note 12)	(701)	(1,580)	(19,316)	(3,304)
Other expenses, net (Note 14)	4,173	23,255	5,683	24,803
Total costs and expenses	59,852	100,818	92,078	182,041
Operating income (loss) from continuing operations	8,406	(49,054)	41,142	(89,584)
Interest expense	(547)	(845)	(1,547)	(1,806)
Interest income	2,792	1,964	5,269	3,450
Equity loss (Note 6)	-	(523)	(128)	(598)
Income (loss) from continuing operations before income taxes	10,651	(48,458)	44,736	(88,538)
Income tax expense (Note 15)	3,838	519	12,426	994
Income (loss) from continuing operations	6,813	(48,977)	32,310	(89,532)
Loss from discontinued operations, net of income taxes	(14,291)	(40,794)	(18,243)	(143,086)
Net (loss) income	$(7,478)	$(89,771)	$14,067	$(232,618)

Basic and diluted earnings (loss) per share (Note 10)
- from continuing operations	$0.11	$(0.48)	$0.49	$(0.80)
- from discontinued operations	(0.22)	(0.40)	(0.28)	(1.29)
Basic and diluted (loss) earnings per share	$(0.11)	$(0.88)	$0.21	$(2.09)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2011	2010	2011	2010
Net (loss) income	$(7,478)	$(89,771)	$14,067	$(232,618)
Foreign currency translation	20,089	159,664	26,101	201,449
Reclassification of realized foreign currency translation gain on divestitures	(4,629)	(42,122)	(4,629)	(42,122)
Unrealized gain on net investment hedge, net of tax of $nil (2010 - $nil) and $nil (2010 - $44), respectively	-	-	-	2,400
Realized gain on net investment hedge due to divestitures, net of tax of $nil (2010 - $368) and $nil (2010 - $16,271), respectively	-	(107,125)	-	(130,367)
Unrealized (loss) gain on available-for-sale assets, net of tax of $10 (2010 - $43) and $(82) (2010 – $4), respectively	(59)	243	1	285
Reclassification of realized gain on available-for-sale assets, net of tax of $180 (2010 - $nil) and $180 (2010 - $nil), respectively	(1,512)	-	(1,512)	-
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of $nil (2010 - $nil) and $nil (2010 - $nil), respectively	-	-	-	50
Pension liability adjustments, net of tax of $nil (2010 - $1,247) and $nil (2010 - $1,247), respectively	1,616	1,559	1,616	1,674
Repurchase and cancellation of Common shares	(6,295)	(106,852)	(6,295)	(106,852)
Other comprehensive income (loss)	9,210	(94,633)	15,282	(73,483)
Comprehensive income (loss)	$1,732	$(184,404)	$29,349	$(306,101)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2011	2010	2011	2010
Operating activities
Net (loss) income	$(7,478)	$(89,771)	$14,067	$(232,618)
Loss from discontinued operations, net of income taxes	(14,291)	(40,794)	(18,243)	(143,086)
Income (loss) from continuing operations	6,813	(48,977)	32,310	(89,532)
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities relating to continuing operations (Note 16):
Items not affecting current cash flows	24,164	8,030	6,538	49,640
Changes in operating assets and liabilities	(15,122)	(37,610)	(33,446)	(19,520)
Cash provided by (used in) operating activities of continuing operations	15,855	(78,557)	5,402	(59,412)
Cash used in operating activities of discontinued operations	(6,211)	(15,941)	(10,226)	(48,861)
Cash provided by (used in) operating activities	9,644	(94,498)	(4,824)	(108,273)
Investing activities
Purchase of property, plant and equipment	(818)	(2,093)	(1,702)	(3,945)
Increase in restricted cash	(483)	(3,663)	(1,049)	(22,770)
Proceeds on sale of long term investments	1,678	138	1,678	138
Cash used in investing activities of continuing operations	377	(5,618)	(1,073)	(26,577)
Cash (used in) provided by investing activities of discontinued operations	(19,799)	5,084	(18,411)	633,299
Cash (used in) provided by investing activities	(19,422)	(534)	(19,484)	606,722
Financing activities
Repayment of long-term debt	-	(198,668)	-	(221,402)
Issue of shares	-	329	-	329
Payment of cash dividend	(6,440)	-	(6,440)	-
Repurchase and cancellation of Common shares	(31,666)	(450,000)	(32,726)	(450,000)
Cash used in financing activities of continuing operations	(38,106)	(648,339)	(39,166)	(671,073)
Cash used in financing activities of discontinued operations	-	(494)	(1,193)	(991)
Cash used in financing activities	(38,106)	(648,833)	(40,359)	(672,064)
Effect of foreign exchange rate changes on cash and cash equivalents	3,844	6,908	5,757	8,989
Net decrease in cash and cash equivalents during the period	(44,040)	(736,957)	(58,910)	(164,626)
Cash and cash equivalents, beginning of period	107,932	870,534	122,802	298,203
Cash and cash equivalents, end of period	$63,892	$133,577	$63,892	$133,577

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of presentation

The unaudited consolidated financial statements of Nordion Inc. (Nordion or the Company) have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2010, except as disclosed in Note 2.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all of the annual disclosures required by GAAP. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2010.

2.	Changes in significant accounting policies and recent accounting pronouncements

(a) Significant accounting policies
On November 1, 2010, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010-17, “Revenue Recognition (Topic 605), Milestone Method of Revenue Recognition” (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all of the necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration.  The adoption of ASU 2010-17 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2010, the Company adopted ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. The adoption of ASU 2009-17 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2010, the Company adopted ASU No. 2009-13, “Revenue Recognition (Topic 605),  Multiple - Deliverable Revenue Arrangements, a consensus of EITF 08-01, Revenue Arrangements with Multiple Deliverables” (ASU 2009-13), which modifies the fair value requirements of ASC subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements” by providing principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. An estimated selling price method is introduced for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. The adoption of ASU 2009-13 did not have a material impact on the Company’s consolidated financial statements.

(b)       Recent accounting pronouncements
On April 16, 2010, the FASB issued ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.
In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-28 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

3.	Divestitures and Discontinued Operations

Sale of MDS Nordion S.A.
On March 31, 2011, the Company completed the sale of MDS Nordion S.A. in Belgium to Best Medical Belgium Inc. (Best Medical) for  nominal proceeds. Pursuant to its share purchase agreement (SPA) signed in February 2011, Nordion left cash of $18.5 million (€ 13 million) as capital in the business. Best Medical acquired all of Nordion’s Belgian operations and the employees in Belgium, including related benefit and pension plans, with the exception of the TheraSphere® business. Best Medical also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements.

The Company recorded a total loss of $15.7 million on the sale of MDS Nordion S.A. in the second quarter of fiscal 2011 including net working capital and inventory adjustments of $2.8 million and recognition of a non-cash unrealized foreign currency translation gain of $4.6 million as the sale represented a substantial liquidation of the Company’s Belgian operations. The loss on the sale primarily relates to future losses and cash flow demands of MDS Nordion S.A., that were not accruable under GAAP, and their recognition is only triggered as a result of the sale. In May 2011, the Company finalized the loss on sale without any significant closing adjustments to the amount recorded in the second quarter of fiscal 2011.

The following table details the loss on sale of MDS Nordion S.A.:
Proceeds	$	nominal
Capital infusion in cash		(18,478)
Working capital and inventory adjustments		(2,753)
Net negative proceeds		(21,231)
Net liabilities disposed of		3,212
Release of unrealized translation gain in accumulated other comprehensive income		4,629
Release of unrealized actuarial loss of defined benefit pension in accumulated other comprehensive income		(1,616)
Transaction costs and other accruals		(649)
Loss on sale of MDS Nordion S.A.		$(15,655)

The following table details the net assets (liabilities) of MDS Nordion S.A. disposed of:
Accounts receivable	$4,451
Inventories	3,386
Property, plant and equipment, net	1,472
Other assets	255
Accounts payable and accrued liabilities	(7,677)
Other liabilities	(5,099)
Net assets (liabilities)	$(3,212)

Discontinued operations
The following table details the assets and liabilities of discontinued operations:
	April 30(a)	October 31(b)
	2011	2010
Accounts receivable	$636	$6,053
Inventories	-	2,488
Property, plant and equipment, net	-	2,800
Other assets	199	380
Assets of discontinued operations	$835	$11,721

Accounts payable and accrued liabilities	$4,071	$17,709
Long-term debt	1,249	2,318
Deferred tax liabilities	167	166
Other liabilities	1,224	3,859
Liabilities of discontinued operations	$6,711	$24,052
(a)	Represents the assets and liabilities remaining after the sales of MDS Nordion S.A. and MDS Pharma Services Early Stage (Early Stage).
(b)	Represents the assets and liabilities of MDS Nordion S.A. and remaining assets and liabilities after the sale of Early Stage.

The following table details the operating results of the Company’s discontinued operations:
Three months ended April 30
	MDS Nordion S.A.		MDS Pharma Services		MDS Analytical Technologies		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	$2,895	$4,966	$-	$17,314	$-	$-	$2,895	$22,280
Costs and other expenses	5,324	7,828	1,203	36,620	(55)	1,113	6,472	45,561
Impairment of long-lived assets	-	-	-	295	-	-	-	295
Operating (loss) gain	(2,429)	(2,862)	(1,203)	(19,601)	55	(1,113)	(3,577)	(23,576)
Loss on the sale of discontinued operations	(15,655)	-	-	(12,904)	-	(3,431)	(15,655)	(16,335)
Other, net(a)	(19)	(34)	12	(183)	-	353	(7)	136
Income tax recovery (expense)	608	517	1,258	1,484	3,082	(3,020)	4,948	(1,019)
(Loss) gain from discontinued operations, net of income taxes	$(17,495)	$(2,379)	$67	$(31,204)	$3,137	$(7,211)	$(14,291)	$(40,794)

Six months ended April 30
	MDS Nordion S.A.		MDS Pharma Services		MDS Analytical Technologies		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	$7,914	$9,747	$-	$67,556	$-	$80,201	$7,914	$157,504
Costs and other expenses	12,497	15,725	1,317	107,377	(98)	83,828	13,716	206,930
Impairment of long-lived assets	-	-	-	12,111		-	-	12,111
Operating (loss) gain	(4,583)	(5,978)	(1,317)	(51,932)	98	(3,627)	(5,802)	(61,537)
(Loss) gain on the sale of discontinued operations	(15,655)	-	-	(61,569)	-	5,238	(15,655)	(56,331)
Equity earnings(b)	-	-	-	-	-	14,867	-	14,867
Other, net(a)	(74)	(61)	4	(29)	-	(26,657)	(70)	(26,747)
Income tax recovery (expense)	746	896	(820)	4,019	3,358	(18,253)	3,284	(13,338)
(Loss) gain from discontinued operations, net of income taxes	$(19,566)	$(5,143)	$(2,133)	$(109,511)	$3,456	$(28,432)	$(18,243)	$(143,086)

(a) All of the interest on the senior unsecured notes was allocated to discontinued operations as the Company repaid its senior unsecured notes following the completion of the sale of MDS Analytical Technologies in the first quarter of fiscal 2010. As part of the redemption of the senior unsecured notes, the Company made a make-whole payment of $23.3 million, which was included in interest expense in fiscal 2010.

(b)           MDS Analytical Technologies included two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provided manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, were billed to the joint ventures at cost and recorded as revenue. The Company did not recognize any profits from the sales to the joint ventures as the amounts were billed without any markups. The joint ventures realized net income when products and services were sold to a third-party customer. The Company recorded its share of realized profits from the joint ventures as equity earnings, which is included in “Loss from discontinued operations, net of income taxes”.

4.	Inventories
	April 30	October 31
	2011	2010
Raw materials and supplies	$39,699	$26,211
Work-in-process	2,203	1,141
Finished goods	1,602	1,002
	43,504	28,354
Allowance for excess and obsolete inventory	(1,878)	(1,771)
Inventories	$41,626	$26,583

5.	Other Current Assets

As of April 30, 2011, other current assets include embedded derivative assets of $28.1 million (October 31, 2010 ― $10.5 million) (Note 12) as well as prepaid expenses and other of $3.8 million (October 31, 2010 ― $1.8 million).

6.	Long-Term Investments
	April 30	October 31
	2011	2010
Investment in Lumira Capital Corp. (a)	$-	$1,030
Investment in Celerion (b)	1,473	1,464
Other long-term investments (c)	-	1,557
Long-term investments	$1,473	$4,051

(a) Investment in Lumira Capital Corp. (Lumira)
Long-term investments include an investment in Lumira, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of Lumira other than to obtain its share of earnings and losses. The Company reported equity loss of $nil (2010 ― $0.5 million) and $0.1 million (2010 ― $0.6 million) for the three and six months ended April 30, 2011, respectively, from the investment in Lumira. The Company’s exposure to losses is limited to its investment of $nil (October 31, 2010 ― $1.0 million). During the second quarter of fiscal 2011, the Company received $1.3 million in cash dividends from Lumira which reduced its investment to $nil with the remaining $0.4 million included in dividend income.

(b) Investment in Celerion, Inc. (Celerion)
On March 5, 2010, as part of the consideration for the sale of Early Stage, Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 7(c)). Nordion’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.5 million as of April 30, 2011. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 7(c)) is currently estimated to be $20.0 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(c) Other long-term investments
During the second quarter of fiscal 2011, the Company disposed of its available for sale investment in a marketable equity security for cash proceeds of $1.7 million.

7.	Other Long-Term Assets
	April 30	October 31
	2011	2010
Restricted cash(a)	$33,488	$32,439
Financial instrument pledged as security on long-term debt(b)	42,626	39,986
Long-term notes receivable(c)	23,802	27,186
Pension assets (Note 19)	15,892	8,944
Goodwill	2,666	2,474
Other	750	-
Other long-term assets	$119,224	$111,029

(a)      Restricted cash
As of April 30, 2011, restricted cash includes $19.8 million (October 31, 2010 ― $17.4 million) of cash collateral for the Company’s outstanding letters of credit, $5.0 million (October 31, 2010 ― $5.0 million) of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV and $8.7 million (October 31, 2010 ― $10.0 million) of funds for insurance liabilities.

(b)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of April 30, 2011 is $46.8 million (October 31, 2010 ― $43.9 million), of which $4.2 million (October 31, 2010 ― $3.9 million) is included in notes receivable in the consolidated statements of financial position. As of April 30, 2011, the fair value is $54.3 million (October 31, 2010 ― $52.4 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c)       Long-term notes receivable
Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of April 30, 2011 is $19.4 million (October 31, 2010 ― $24.0 million), of which $14.1 million (October 31, 2010 ― $13.1 million) is included in notes receivable in the consolidated statements of financial position. As of April 30, 2011, the fair value is $20.9 million (October 31, 2010 ― $25.7 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. All scheduled monthly payments due have been received.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received the Note with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum. Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a TSA that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. The carrying value of the Note as of April 30, 2011 is $18.5 million
(October 31, 2010 – $16.2 million). The fair value of the Note as of April 30, 2011 is $18.5 million, which includes $5.7 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

8.	Accrued Liabilities
	April 30	October 31
	2011	2010
Employee-related accruals (Note 17)	$5,076	$11,166
FDA provision(a)	8,420	8,620
Captive insurance liability	6,053	6,402
Restructuring provision (Note 13)	4,831	7,356
AECL revenue share and waste disposal	6,185	6,677
Accrued transaction costs and closing adjustments for divestitures and discontinued operations	3,938	13,470
Other(b)	17,624	24,366
Accrued liabilities	$52,127	$78,057

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded $0.1 million (2010 ― $(7.5) million) and $(0.2) million (2010 ― $(8.1) million) for the three and six months ended April 30, 2011, respectively. As of April 30, 2011, management believes that the remaining provision of $8.4 million (October 31, 2010 ― $8.6 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs (Note 22).

(b)      Other includes derivative liabilities, royalties, tax reassessments and various miscellaneous payables.

9.	Long-Term Debt
		April 30	October 31
	Maturity	2011	2010
Total long-term debt	2010 to 2015	$47,030	$44,150
Current portion of long-term debt		(4,318)	(4,050)
Long-term debt		$42,712	$40,100

As of April 30, 2011, debt includes a non-interest-bearing Canadian government loan with a carrying value of $46.8 million (October 31, 2010 ― $43.9 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$4.2 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $54.9 million (October 31, 2010 ― $53.1 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 7(b)).

10.	Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	Three months ended April 30		Six months ended April 30
(number of shares in thousands)	2011	2010	2011	2010
Weighted average number of Common shares outstanding – basic	64,552	102,505	65,843	111,321
Impact of stock options assumed exercised	162	-	154	-
Weighted average number of Common shares outstanding – diluted	64,714	102,505	65,997	111,321
Basic and diluted earnings (loss) per share from continuing operations	$0.11	$(0.48)	$0.49	$(0.80)
Basic and diluted loss per share from discontinued operations	$(0.22)	$(0.40)	$(0.28)	$(1.29)

11.	Share Capital

As of April 30, 2011 the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2010	67,238	$273,859
Cancelled	(2,838)	(11,550)
Balance as of April 30, 2011	64,400	$262,309

In January 2011, the Company announced a re-initiation of a normal course issuer bid (NCIB), which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 Common shares.  During the six months ended April 30, 2011, the Company repurchased 2,838,554 common shares for a total cost of $32.7 million, which were cancelled during the second quarter of fiscal 2011.

In January 2011, the Company also declared a quarterly dividend at $0.10 per share, which was paid on April 1, 2011 in the amount of $6.4 million to the Company’s shareholders of record on March 17, 2011.

12.	Financial Instruments and Financial Risk

Derivative instruments
The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved.  Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The following table provides the fair value of all Company derivative instruments:
	April 30 2011	October 31 2010
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$28,148	$10,520
Liabilities
Embedded derivatives(a)	$267	$1,955
(a) As of April 30, 2011 and October 31, 2010, total notional amounts for the Company’s certain supply contracts identified for embedded derivatives were approximately over $300 million and $700 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:
	Three months ended April 30		Six months ended April 30
	2011	2010	2011	2010
Unrealized gain recorded in OCI relating to net investment hedge (a)	$-	$-	$-	$(2,400)
Reclassification of realized gain recorded in OCI relating to net investment hedge	$-	$(106,757)	$-	$(146,638)
Unrealized gain for embedded derivatives recorded in change in fair value of embedded derivatives (b)	$(701)	$(1,580)	$(19,316)	$(3,304)
(a)	No ineffectiveness was recorded in income for the three and six months ended April 30, 2011 and 2010 relating to the net investment hedge.
(b)
Excludes unrealized loss for embedded derivatives related to the discontinued operations of $nil (2010 ― $nil) and $nil (2010 ― $0.5 million) for the three and six months ended April 30, 2011, respectively.

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations.  Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of April 30, 2011, accounts receivable is net of an allowance for uncollectible accounts of $0.3 million (October 31, 2010 ― $0.1 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:
			As of April 30, 2011
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 5)	$-	$3,659	$24,489	$28,148
Derivative liabilities (Note 8(b))	$-	$267	$-	$267

			As of October 31, 2010
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$7,600	$-	$-	$7,600
Available for sale (Note 6)	$1,557	$-	$-	$1,557
Derivative assets (Note 5)	$-	$6	$10,514	$10,520
Derivative liabilities (Note 8(b))	$-	$1,955	$-	$1,955

The following table presents the changes in the Level 3 fair value category:
				Three months ended April 30, 2011
Description	As of January 31 2011	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2011
		Earnings	Other
Derivative assets (Note 5)	$27,306	$-	$(2,817)	$-	$-	$24,489

				Three months ended April 30, 2010
Description	As of January 31 2010	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2010
		Earnings	Other
Asset backed commercial paper	$10,758	$-	$691	$-	$-	$11,449

				Six months ended April 30, 2011
Description	As of October 31 2010	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2011
		Earnings	Other
Derivative assets (Note 5)	$10,514	$-	$13,975	$-	$	$24,489

				Six months ended April 30, 2010
Description	As of October 31 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2010
		Earnings	Other
Asset backed commercial paper	$10,713	$-	$736	$-	$-	$11,449

13.	Restructuring Charges

The Company has undertaken a number of restructuring activities given its strategic repositioning activities in fiscal 2010 and 2009.

The restructuring charges of $0.8 million (2010 - $17.8 million) and $0.5 million (2010 - $51.4 million) for the three and six months ended April 30, 2011, respectively, were primarily for the extension of certain key corporate employees retained. As of April 30, 2011, the restructuring provision of $9.0 million (October 31, 2010 ― $11.5 million) is included in accrued liabilities (Note 8) and other long-term liabilities in the consolidated statements of financial position. The fiscal 2010 restructuring activities have been substantially completed and the majority of the remaining restructuring provision is expected to be utilized in fiscal 2011, except for future rental payments which may extend over 4 years.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until April 30, 2011.
	Expenses				Cumulative Activities		Balance as of April 30
	2011	2010	2009	Total	Cash	Non-Cash	2011
Workforce reductions	$412	$42,161	$9,306	$51,879	$(48,715)	$(833)	$2,331
Contract cancellation charges	123	7,175	-	7,298	(2,058)	1,464	6,704
Other	-	13,195	-	13,195	(13,181)	(14)	-
Restructuring charges	$535	$62,531	$9,306	$72,372	$(63,954)	$617	$9,035

14.	Other Expenses, Net
	Three months ended April 30		Six months ended April 30
	2011	2010	2011	2010
Research and development	$967	$880	$2,029	$1,803
Write-down of investments and other long-term assets	-	1,371	-	1,371
Gain on sale of investment	(1,691)	-	(1,691)	-
Foreign exchange loss	4,499	26,943	5,682	29,920
Other(a)	398	(5,939)	(337)	(8,291)
Other expenses, net	$4,173	$23,255	$5,683	$24,803
 (a) Included in other is TSA revenue of $0.1 million (2010 ― $4.5 million) and $0.5 million (2010 ― $6.7 million) for the three and six months ended April 30, 2011, respectively, relating to the sales of MDS Pharma Services Phase II-IV, Central Labs and Early Stage.

15.	Income Taxes

With the completion of the strategic repositioning, management has been able to apply an estimated annual effective tax rate in calculating the quarterly income tax expense of the Company beginning with the three-month period ended January 31, 2011.  The annual effective tax rate is based upon the facts and circumstances known at each interim period.  On a quarterly basis, the estimated annual effective tax rate is revised as appropriate based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three and six months ended April 30, 2011, the Company recognized tax expense of $3.8 million (2010 - $0.5 million) and $12.4 million (2010 - $1.0 million) on pre-tax income from continuing operations of $10.7 million (2010 – $48.5 million pre-tax loss) and $44.7 million (2010 – $88.5 million pre-tax loss), respectively, which represents an effective tax rate of 36.0% (2010 – (1.1)%) and 27.8% (2010 – (1.1)%). The tax expense and related effective tax rate on continuing operations was determined by applying an estimated annual effective tax rate of  28.7% to pre-tax income and then recognizing various discrete tax items. Discrete tax items primarily include adjustments for the differential between the current and deferred tax rate of 3.0% on the change in fair value of embedded derivatives offset by adjustments to the reserves for uncertain tax positions and for a release of the valuation allowance.

Income tax expense for the three and six months ended April 30, 2011 was reported by calculating a full and complete provision for income taxes for the period. Prior to the completion of the strategic repositioning in fiscal 2010, the complex and diverse operations of the Company prevented any reasonable estimation of an annual effective tax rate for those prior periods.

16.   Supplementary Cash Flow Information

Items not affecting cash flows comprise the following:
	Three months ended April 30		Six months ended April 30
	2011	2010	2011	2010
Depreciation and amortization	$5,346	$8,231	$10,579	$14,646
Stock option compensation	257	(52)	508	2,428
Deferred income taxes	(4,214)	(18,011)	3,967	7,510
Equity loss, including cash distribution of $951 (2010 - $nil) and $951 (2010 - $nil), respectively	951	523	1,079	598
Change in fair value of embedded derivatives	(701)	(1,580)	(19,316)	(3,304)
Write-down of investments and other long-term assets	-	1,371	-	1,371
Foreign currency transactional loss	3,030	25,457	1,077	28,356
Other including foreign currency translation adjustments	19,495	(7,909)	8,644	(1,965)
	$24,164	$8,030	$6,538	$49,640

Changes in operating assets and liabilities comprise the following:
	Three months ended April 30		Six months ended April 30
	2011	2010	2011	2010
Accounts receivable	$4,508	$(6,477)	$9,001	$(10,231)
Inventories	(6,907)	(2,708)	(15,043)	(4,709)
Other current assets and long term assets	2,914	38,363	1,285	4,074
Accounts payable and accrued liabilities	(6,810)	5,844	(20,931)	3,088
Income taxes	(4,395)	(72,882)	(3,538)	(14,731)
Deferred income and other long-term obligations	(4,432)	250	(4,220)	2,989
	$(15,122)	$(37,610)	$(33,446)	$(19,520)

17.	Stock-Based Compensation

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the six months ended April 30, 2011 is $0.5 million (2010 ― $3.2 million), of which $0.5 million (2010 ― $nil) is included in selling, general and administration expenses and $nil (2010 ― $2.4 million) is in restructuring charges (Note 13) in “Income (loss) from continuing operations”, and $nil (2010 ― $0.8 million) is included in “Loss from discontinued operations, net of income taxes”.
During the three and six months ended April 30, 2011, the Company granted 37,900 (2010 – nil) and 44,400 (2010 – nil) C$ stock options, respectively, at a weighted average exercise price of $11.47, which vest 100% after three years from the grant date and have a seven year term.

The fair value of C$2.62 per share for the stock options granted during the six months ended April 30, 2011 was determined using Black-Scholes model based on the following assumptions:
2011
Risk-free interest rate	2.36%
Expected dividend yield	3.15%
Expected volatility	0.36
Expected time to exercise (years)	3.64

Incentive plans

Deferred share units (DSU)
On January 31, 2011, the Company granted 70,150 DSU to senior executive officers of the Company, which vest 100% after three years from the grant date. During the three months ended April 30, 2011, the Company granted an additional 9,803 DSU with the same terms as the DSU granted in the first quarter of fiscal 2011. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date. The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of Common shares.

The DSU expense for the six months ended April 30, 2011 is $0.1 million (2010― $nil), of which $0.1 million (2010 ― $nil) is included in selling, general and administration expenses in “Income (loss) from continuing operations”.

Mid-term incentive plans
The MTIP (income) expense for the six months ended April 30, 2011 is $(0.1) million (2010 ― $10.1 million), of which $(0.1) million (2010 ― $nil) is included in selling, general and administration expenses and $nil (2010 ― $5.6 million) is included in restructuring charges (Note 13) in “Income (loss) from continuing operations”, and $nil (2010 ― $4.5 million) is included in “Loss from discontinued operations, net of income taxes”.

18.	Accumulated Other Comprehensive Income
	April 30	October 31
	2011	2010
Accumulated other comprehensive income, net of income taxes, beginning of period	$174,360	$259,424
Foreign currency translation gain	26,101	203,227
Reclassification of realized foreign currency translation gain on divestitures	(4,629)	(42,122)
Unrealized gain on net investment hedges, net of tax of $nil and $nil, respectively	-	2,400
Realized gain on net investment hedge, net of tax of $nil and $16,271, respectively	-	(130,367)
Unrealized gain on available-for-sale assets, net of tax of $(82) and $(123), respectively	1	485
Reclassification of realized gain on available-for-sale assets, net of tax of $180 and $nil, respectively	(1,512)	-
Pension liability adjustments, net of tax of $nil and $2,532, respectively	1,616	(11,869)
Repurchase and cancellation of Common shares	(6,295)	(106,852)
Other	-	34
Accumulated other comprehensive income, net of income taxes, end of period	$189,642	$174,360

19.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
All plans are funded and the Company uses an October 31st measurement date for its plans. The components of net periodic pension cost for these plans are as follows:
	Three months ended April 30		Six months ended April 30
	2011	2010	2011	2010
Service cost	$688	$559	$1,356	$1,106
Interest cost	3,189	3,224	6,286	6,380
Expected return on plan assets	(4,238)	(4,058)	(8,354)	(8,029)
Recognized actuarial loss	64	107	129	215
Net periodic benefit cost	$(297)	$(168)	$(583)	$(328)

The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2010. We are required to complete an updated actuarial valuation as of January 1, 2011 and although asset values have increased, due primarily to a decline in real interest rates, we currently expect funding requirements of approximately $8 million in each of the next five years to fund the solvency deficit. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

The Company’s defined benefit pension liability in Belgium was assumed by Best Medical upon the completion of the sale of MDS Nordion S.A. (Belgium) on March 31, 2011 (Note 3) and, accordingly, is reported as discontinued operations.

Other benefit Plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The cost of other post-employment benefit plans is $0.2 million (2010 - $0.2 million) and $0.4 million (2010 - $0.3 million) for the three and six months ended April 30, 2011, respectively.

20.	Segmented Information

Nordion operates as a global life sciences company with three business segments: Medical Isotopes, Targeted Therapies and Sterilization Technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.  Segmented information has been restated for prior years to conform to the new basis of segmentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.  Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

The information presented below is for continuing operations.
				Three months ended April 30, 2011
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$27,574	$15,359	$25,325	$-	$68,258
Direct cost of revenues	14,167	6,881	11,913	-	32,961
Selling, general and administration(a)	3,570	3,949	3,597	3,141	14,257
Other expense, net (b)	99	979	130	4,656	5,864
Segment earnings (loss)	$9,738	$3,550	$9,685	$(7,797)	$15,176
Depreciation and amortization	1,717	2,166	1,452	11	5,346
Gain on sale of investment					(1,691)
Restructuring charges, net					843
AECL arbitration and legal costs					2,973
Change in fair value of embedded derivatives					(701)
Operating income from continuing operations					$8,406
(a)	excludes AECL arbitration and legal costs of $3.0 million
(b)	excludes gain on sale of investment of $1.7 million

				Three months ended April 30, 2010
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$10,167	$13,605	$27,992	$-	$51,764
Direct cost of revenues	6,710	7,773	11,002	-	25,485
Selling, general and administration(a)	3,592	3,102	3,633	16,212	26,539
Other (income) expense, net(b)	(39)	860	(39)	21,102	21,884
Segment (loss) earnings	$(96)	$1,870	$13,396	$(37,314)	$(22,144)
Depreciation and amortization	1,069	1,632	1,268	4,262	8,231
Restructuring charges, net					17,766
AECL arbitration and legal costs					1,122
Impairment of long-lived assets					1,371
Change in fair value of embedded derivatives					(1,580)
Operating loss from continuing operations					$(49,054)
(a)	excludes AECL arbitration and legal costs of $1.1 million
(b)	excludes impairment of long-lived assets of $1.4 million

				Six months ended April 30, 2011
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$56,981	$32,164	$44,075	$-	$133,220
Direct cost of revenues	27,340	14,495	20,570	-	62,405
Selling, general and administration(a)	7,250	7,273	6,843	4,247	25,613
Other expense, net(b)	243	2,074	313	4,744	7,374
Segment earnings (loss)	$22,148	$8,322	$16,349	$(8,991)	$37,828
Depreciation and amortization	3,451	4,101	2,989	38	10,579
Gain on sale of investment					(1,691)
Restructuring charges, net					535
AECL arbitration and legal costs					6,579
Change in fair value of embedded derivatives					(19,316)
Operating income from continuing operations					$41,142
(a)	excludes AECL arbitration and legal costs of $6.6 million
(b)	excludes gain on sale of investment of $1.7 million

				Six months ended April 30, 2010
	Medical Isotopes	Targeted Therapies	Sterilization Technologies	Corporate and Other	Total
Revenues	$17,936	$27,214	$47,307	$-	$92,457
Direct cost of revenues	12,553	14,005	19,183	-	45,741
Selling, general and administration(a)	6,838	5,829	6,838	27,698	47,203
Other (income) expense, net(b)	(108)	1,748	(112)	21,904	23,432
Segment (loss) earnings	$(1,347)	$5,632	$21,398	$(49,602)	$(23,919)
Depreciation and amortization	2,153	3,217	2,399	6,877	14,646
Restructuring charges, net					51,443
AECL arbitration and legal costs					1,509
Impairment of long-lived assets					1,371
Change in fair value of embedded derivatives					(3,304)
Operating loss from continuing operations					$(89,584)
(a)	excludes AECL arbitration and legal costs of $1.5 million
(b)	excludes impairment of long-lived assets of $1.4 million

21.	Commitments and Contingencies

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 8) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for certain U.S. employees, and lease obligations for the Montreal facility as well as two office locations in King of Prussia, Pennsylvania and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $3.6 million.

Indemnities and guarantees
In connection with various divestitures that the Company underwent, Nordion has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, Nordion has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate Nordion’s exposure to these potential liabilities, the Company maintains errors and omissions and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past, however the Company has had discussions with buyers related to certain indemnities provided.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies, the Company’s joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (MDS Inc. and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to the Company could be approximately $10 million. The Company has filed a Statement of Defence and intend to vigorously defend this action. No provision has been accrued related to this disagreement as of April 30, 2011. Arbitration hearing of this matter has moved to the third quarter of fiscal 2011 and the settlement of this dispute is expected in the later half of fiscal 2011.

22.	Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 8). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5.3 million
(C$5 million) and loss of profit of $31.7 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 8). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

The Company is involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada.  AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities.  At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011.  On July 8, 2008, Nordion served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  In the lawsuit, Nordion is claiming $1.7 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Nordion’s current emphasis is on arbitration proceedings which continue broadly along the planned schedule. Due to changes in scheduling, the Company now expects hearings for the arbitration to extend into the second half of calendar year 2011 and expects a decision from the panel thereafter.  Under the arbitration provisions, the parties have limited appeal rights as to matters of law.  In addition to the legal proceedings initiated by Nordion against AECL and the Government of Canada, the Company is currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities.  The Company has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

23.	Subsequent Events
On June 6, 2011, the Company entered into a $75.0 million senior revolving three year committed credit facility with the Toronto-Dominion Bank (TD) and a select group of other financial institutions. The loan agreement includes customary positive, negative and financial covenants. Under the new credit facility, the Company will be able to borrow Canadian dollar and U.S. dollars by the way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar LIBOR loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility shall be payable in full in three years from the closing date; however, the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods. The new credit facility is primarily for general corporate purposes.

24.	Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.